

July 9, 2014

<u>Via E-mail</u>
W. Greg Dunlevy
Chief Financial Officer and Executive Vice President
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

Re: Kosmos Energy Ltd.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed on May 5, 2014
File No. 001-35167

Dear Mr. Dunlevy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant